Finance of America Companies Inc.
5830 Granite Parkway,
Suite 400,
Plano, Texas 75024

May 23, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form 10-K/A Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Finance of America Companies Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K/A for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on May 20, 2025.

Respectfully submitted,
Finance of America Companies Inc.
By: /s/ Lauren E. Richmond
Name: Lauren E. Richmond
Title: Chief Legal Officer and General Counsel